Filed Pursuant to Rule 424(b)(3)

Registration No. 333-278849

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated May 15, 2024)

Lionsgate Studios Corp.

26,207,557 Common Shares

This Prospectus Supplement supplements the Prospectus dated May 15, 2024 (the “Prospectus”), which forms a part of the Registration Statement on Form S-1 (File No. 333-278849) (the “Registration Statement”) filed by Lionsgate Studios Corp. (“LG Studios”) with the Securities and Exchange Commission (the “SEC”). The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling shareholders named in the Prospectus (the “Selling Shareholders”), or their permitted transferees, of up to 26,207,557 common shares, without par value, of LG Studios (the “Common Shares”). We will not receive any proceeds from the sale of Common Shares by the Selling Shareholders pursuant to the Prospectus and this prospectus supplement.

This Prospectus Supplement is being filed to update and supplement the information in the Prospectus with the information contained in LG Studios’ Current Report on Form 8-K filed with the SEC on April 10, 2025 (the “Form 8-K”). Accordingly, we have attached a copy of the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Common Shares are traded on the Nasdaq Capital Market under the symbol “LION.” On April 9, 2025, the last reported sale price of the Common Shares was $6.80 per share.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying securities of LG Studios.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 10, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 9, 2025

Lionsgate Studios Corp.

(Exact name of registrant as specified in charter)

British Columbia, Canada (State or Other Jurisdiction of Incorporation)

1-141203	N/A
(Commission File Number)	(IRS Employer Identification No.)

(Address of principal executive offices)

250 Howe Street, 20th Floor

Vancouver, British Columbia V6C 3R8

and

2700 Colorado Avenue

Santa Monica, California 90404

Registrant’s telephone number, including area code: (877) 848-3866

No Change

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, no par value per share	LION	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Compensatory Arrangements of Certain Officers.

On April 9, 2025, Lions Gate Entertainment Corp. (“Lions Gate”), the controlling shareholder of Lionsgate Studios Corp. (“LG Studios”), disclosed that it had entered an amendment to Lions Gate’s employment agreement with Bruce Tobey, Lions Gate’s Executive Vice President and General Counsel (the “Agreement”), to extend the term of the Agreement by two years through March 31, 2028 and approve certain changes in his compensation as set forth in the Amendment to Employment Agreement attached hereto (the “Amendment”). The following summary is qualified in its entirety by the provisions of the Agreement, which was filed as Exhibit 10.20 to Lions Gate’s Annual Report on Form 10-K for its fiscal year ended March 31, 2023, filed with the SEC on May 25, 2023, and by the Amendment filed herewith.

Pursuant to the Amendment, effective as of April 1, 2025, Mr. Tobey will receive an annual base salary of $1,200,000, and his target annual bonus will be 85% of his base salary, with the amount of the bonus to be determined at the discretion of the Compensation Committee (the “Committee”) of the Board of Directors of Lions Gate in consultation with Lions Gate’s Chief Executive Officer (the “CEO”). Mr. Tobey will also continue to be eligible for annual equity awards pursuant to the Agreement (the “Annual Grants”), with the aggregate grant date value of each Annual Grant to be $1,200,000, effective as of April 1, 2025.

In addition to the compensation described above, the Agreement provides for Mr. Tobey to participate in Lions Gate’s benefit programs and perquisites for executives at his level, as those arrangements are in place from time to time. The Agreement provides for Mr. Tobey to receive Annual Grants during the term of the Agreement, subject in each case to approval by the Committee and Mr. Tobey’s continued employment through the applicable grant date, with each Annual Grant to have the aggregate grant date value indicated above and to consist of restricted share units (“RSUs”) and/or stock options (or stock appreciation rights) as determined by the Committee. The awards that comprise each Annual Grant will generally have a three-year vesting period, subject to such time-based and performance-based vesting requirements as determined by the Committee. The number of shares subject to each of the awards comprising an Annual Grant will be determined, in the case of RSU awards, by dividing the dollar value allocated to the award by the closing price of Lions Gate’s shares on the grant date and, in the case of options and similar awards, by dividing the dollar value allocated to the award by the per-share value of the award as of the grant date based on the methodology then used by Lions Gate to value options and similar awards for financial statement purposes. The Agreement also provides that Annual Grants in the form of RSUs may be settled in cash, shares, or a combination thereof, as determined by the Committee.

The Agreement also provides that, if Mr. Tobey’s employment is terminated by Lions Gate without cause (as defined in the Agreement), he would be entitled to a severance payment equal to the greater of (1) 50% of his base salary for the remainder of the term of the Agreement and (2) 18 months of his base salary, as well as a prorated discretionary bonus for the fiscal year in which his termination occurs and payment of his COBRA premiums for up to 18 months. However, if such a termination of Mr. Tobey’s employment by Lions Gate without cause occurs within 12 months after a change in control or a change in management (as such terms are defined in the Agreement), or if Mr. Tobey terminates his employment for good reason (as defined in the Agreement) during such period, he would be entitled to a severance payment equal to the greater of (1) 100% of his base salary for the remainder of the term and (2) 18 months of his base salary, in addition to the prorated discretionary bonus and payment of COBRA premiums noted above.

In addition, if Mr. Tobey’s employment is terminated by Lions Gate without cause (or if he resigns for good reason within 12 months following a change in control or a change in management), (1) any portion of his then-outstanding Annual Grants that is scheduled to vest within 12 months following his termination date will accelerate and be fully vested on his termination date, and (2) fifty percent of any portion of his then-outstanding Annual Grants that is scheduled to vest more than 12 months and less than 24 months following his termination date will accelerate and be fully vested on his termination date. If a change in control of Lions Gate occurs and Mr. Tobey’s employment is terminated by Lions Gate without cause on or within 12 months after the change in control, (a) his then-outstanding Annual Grants will accelerate and be fully vested on his termination date and (b) Mr. Tobey will be entitled to receive a payment equal to 50% of the value of each Annual Grant that has not previously been granted and is otherwise scheduled to be granted after his termination date under the terms of the Agreement, with the value of each Annual Grant for these purposes to be based on the grant date value of the award noted above and such payment to be made in cash or, at Lions Gate’s election, in shares.

If Mr. Tobey’s employment is terminated at the end of the term of the Agreement because Lions Gate does not offer to extend the term or offers to extend the term on terms that would constitute “good reason” under the Agreement, Mr. Tobey would be entitled to a severance payment equal to 12 months of his base salary, in addition to the prorated discretionary bonus and payment of COBRA premiums noted above, and any portion of his then-outstanding Annual Grants that is scheduled to vest within 12 months following his termination date will accelerate and be fully vested at the end of the term. If Mr. Tobey’s employment terminates due to his death or disability, Lions Gate would pay a prorated discretionary bonus for the fiscal year in which his termination occurs, and any portion of his then-outstanding Annual Grants that is scheduled to vest within 24 months following his termination date will accelerate and be fully vested on his termination date.

Mr. Tobey’s right to receive the severance payments, accelerated vesting, and other severance benefits under his employment agreement described above is subject to his execution of a release of claims in favor of Lions Gate.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Amendment to Employment Agreement, dated as of April 9, 2025, between Lions Gate Entertainment Corp. and Bruce Tobey

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL (included as Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 10, 2025

LIONSGATE STUDIOS CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

Exhibit 10.1

AMENDMENT

to

EMPLOYMENT AGREEMENT

THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is dated as of April 9, 2025, by and between Lions Gate Entertainment Corp. (“Lions Gate”), and Bruce Tobey (“Employee”).

WHEREAS, Employee is currently employed by Lions Gate as its Executive Vice President and General Counsel pursuant to that certain Employment Agreement, dated as of March 27, 2023 (the “Employment Agreement”); and

WHEREAS, Lions Gate and Employee desire to amend the Employment Agreement as provided herein.

NOW, THEREFORE, the parties agree that the Employment Agreement is hereby amended, effective immediately, as follows:

1. The first sentence of Section 1(a) of the Employment Agreement is hereby amended and restated to read in its entirety as follows:

“(a) The term of this Agreement will begin March 27, 2023 and end March 31, 2028, subject to earlier termination as provided for in Section 8 below (the “Term”).”

2. Section 2(a) of the Employment Agreement is hereby amended and restated to read in its entirety as follows:

“(a) Salary. During the Term, Employee will initially be paid a base salary at the rate of One Million Dollars ($1,000,000.00) per year (“Base Salary”), payable in accordance with the Company’s normal payroll practices in effect. Effective as of April 1, 2025, the Base Salary will be increased to One Million Two Hundred Thousand Dollars ($1,200,000.00) per year.”

3. The first sentence of Section 2(c) of the Employment Agreement is hereby deleted in its entirety and replaced with the following provisions:

“(c) Bonuses. During the Term, Employee shall be eligible to receive annual performance bonuses with an initial annual target opportunity of seventy-five percent (75%) of Employee’s Base Salary based upon such Company and/or individual performance criteria as determined by the Compensation Committee (the “CCLG”) of the Board of Directors (the “Board”) of Lions Gate in consultation with the CEO, currently Jon Feltheimer, or the Company’s designee. Effective for the Company’s fiscal year commencing April 1, 2025, Employee’s annual target bonus shall be eighty-five percent (85%) of his Base Salary in effect on such date.”

4. The lead-in paragraph to Section 5(c) of the Employment Agreement is hereby deleted and replaced with the following provisions:

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“(c) Annual Equity Awards. The Company shall request that, at the first CCLG meeting to be held following each July 1 during the Term, commencing with July 1, 2023 and ending with July 1, 2027 (each, an “Annual Award Date”), and subject to Employee’s continued employment with the Company through the applicable Annual Award Date, the CCLG grant Employee an annual equity award (each, an “Annual Equity Award”). The total value of each Annual Equity Award shall initially be equivalent to One Million Dollars ($1,000,000) and, effective as of April 1, 2025, shall be increased to be equivalent to One Million Two Hundred Thousand Dollars ($1,200,000.00), each such award to be allocated (subject to Section 5(j)) as follows:”

5. Section 5(h)(iv) of the Employment Agreement is hereby amended to replace each reference to “March 31, 2026” in such section with “March 31, 2028”.

6. Section 8(a)(viii) of the Employment Agreement is hereby amended to replace each reference to “March 31, 2026” in such section with “March 31, 2028”.

7. Except as expressly modified herein, the Employment Agreement shall remain in full force and effect in accordance with its original terms.

8. Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Agreement.

9. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed and delivered on the day and year first above written.

LIONS GATE ENTERTAINMENT CORP.
By:	/s/ Rahwa Ghebre-Ab
Name:	Rahwa Ghebre-Ab
Title:	Executive Vice President and Chief Human Resources Officer
EMPLOYEE
/s/ Bruce Tobey
Bruce Tobey

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